Exhibit 99.1

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

For the Three Months Ended June 30, 2022

(Unaudited – Prepared by Management)

(U.S. Dollars)

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

NOTICE TO READER OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements for Portage Biotech Inc. are comprised of the condensed consolidated statements of financial position as of June 30, 2022, and March 31, 2022, and the condensed consolidated interim statements of operations and other comprehensive income (loss) for the three months ended June 30, 2022 and 2021 and the statements of equity and cash flows for each of the three months then ended and are the responsibility of the Company’s management.

The condensed consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards.

“signed”	“signed”
Allan Shaw, CFO	Ian Walters MD, Chairman of the Board and Chief Executive Officer

DATE: August 29, 2022

F-1

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Financial Position

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated August 29, 2022)

As of,	Notes	June 30, 2022	March 31, 2022
			(Audited)
Assets
Current assets
Cash and cash equivalents		$21,176	$23,352
Prepaid expenses and other receivables	5	1,932	1,480
Total current assets		23,108	24,832
Long-term assets
Investment in associate	6	1,613	1,673
Investments in private companies	7	7,409	7,409
Goodwill	8	43,324	43,324
In-process research and development	9	117,388	117,388
Other assets		36	36
Total assets		$192,878	$194,662

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$1,938	$750
Warrant liability	12	32	33
Total current liabilities		1,970	783
Non-current liabilities
Deferred tax liability	9, 11	25,893	28,445
Total non current liabilities		25,893	28,445
Total liabilities		27,863	29,228
Shareholders’ Equity
Capital stock	13	158,354	158,324
Stock option reserve	14	18,104	16,928
Accumulated other comprehensive income		958	958
Accumulated deficit		(56,734)	(55,005)
Total equity attributable to owners of the Company		120,682	121,205
Non-controlling interest	20	44,333	44,229
Total equity		165,015	165,434
Total liabilities and equity		$192,878	$194,662
Commitments and Contingent Liabilities (Note 16)

On behalf of the Board	“Allan Shaw”	Chief Financial Officer	“Ian Walters”	Director
	(signed)		(signed)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-2

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss)

(U.S. Dollars in thousands, except per share amounts)

(Unaudited – see Notice to Reader dated August 29, 2022)

	Note	Three Months Ended June 30,
		2022	2021
Expenses
Research and development		1,876	1,546
General and administrative expenses		2,211	2,047
Loss from operations		(4,087)	(3,593)
Share of loss in associate accounted for using equity method	6	(60)	(44)
Change in fair value of warrant liability	12	1	369
Foreign exchange transaction loss	9, 11	(52)	–
Interest income		21	–
Interest (expense)		–	(34)
Loss before provision for income taxes		(4,177)	(3,302)
Income tax benefit		2,552	79
Net loss and other comprehensive loss		$(1,625)	$(3,223)

Net (loss) income attributable to:
Owners of the Company		$(1,729)	$(3,066)
Non-controlling interest	20	104	(157)
Net (loss)		$(1,625)	$(3,223)
Comprehensive (loss) income attributable to:
Owners of the Company		$(1,729)	$(3,066)
Non-controlling interest	20	104	(157)
Total comprehensive (loss) income for period		$(1,625)	$(3,223)

Loss per share	15
Basic and diluted		$(0.13)	$(0.25)

Weighted average shares outstanding	15
Basic and diluted		13,351	12,213

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the Three Months Ended June 30, 2022 and 2021

(U.S. Dollars)

(Unaudited – see Notice to Reader dated August 29, 2022)

				Accumulated	Retained	Equity
	Number		Stock	Other	Earnings	Attributable	Non-
	of	Capital	Option	Comprehensive	(Accumulated	to Owners	Controlling	Total
	Shares	Stock	Reserve	Income (Loss)	Deficit)	of Company	Interest	Equity
Balance, April 1, 2022	13,349	158,324	16,928	958	(55,005)	121,205	44,229	165,434
Share-based compensation expense	–	–	1,176	–	–	1,176	–	1,176
Shares issued or accrued for services	4	30	–	–	–	30	–	30
Net (loss) income for period	–	–	–	–	(1,729)	(1,729)	104	(1,625)
Balance, June 30, 2022	13,353	158,354	18,104	958	(56,734)	120,682	44,333	165,015

Balance, April 1, 2021	12,084	130,649	7,977	958	(38,135)	101,449	46,153	147,602
Share-based compensation expense	–	–	2,082	–	–	2,082	98	2,180
Shares issued under ATM	91	2,643	–	–	–	2,643	–	2,643
Shares issued under offering	1,150	26,450	–	–	–	26,450	–	26,450
Share issuance costs	–	(1,877)	–	–	–	(1,877)	–	(1,877)
Shares issued or accrued for services	1	30	–	–	–	30	–	30
Net loss for period	–	–	–	–	(3,066)	(3,066)	(157)	(3,223)
Balance, June 30, 2021	13,326	$157,895	$10,059	$958	$(41,201)	$127,711	$46,094	$173,805

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the Three Months Ended June 30, 2022 and 2021

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated August 29, 2022)

	Three Months Ended June 30,
	2022	2021
Cash flows provided by (used in) operating activities:
Net loss for the period	$(1,625)	$(3,223)
Adjustments for non-cash items:
Share-based compensation expense	1,176	2,180
(Decrease) increase in deferred tax liability	(2,552)	121
Income on fair value of warrant liability	(1)	(369)
Fair value of shares issued for services	30	30
Share of loss in associate	60	44
Changes in operating working capital:
Accounts receivable	(44)	(215)
Prepaid expenses and other receivables	(408)	394
Accounts payable and accrued liabilities	1,188	(544)
Other	–	2
Net cash used in operating activities	(2,176)	(1,580)

Cash flows provided by (used in) financing activities:
Proceeds from shares issued under registered offering	–	29,093
Share issuance costs	–	(1,666)
Net cash provided by financing activities	–	27,427

(Decrease) increase in cash and cash equivalents during period	(2,176)	25,847
Cash and cash equivalents at beginning of period	23,352	2,770
Cash and cash equivalents at end of period	$21,176	$28,617

Supplemental disclosure of cash flow information:
Cash paid for interest	$–	$11
Increase in accounts payable for stock issuance costs	$–	$210

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 1. NATURE OF OPERATIONS

Portage Biotech Inc. (the "Company" or “Portage”) is incorporated in the British Virgin Islands ("BVI") with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services ("PDS"), is located at 61 Wilton Road, Westport, CT, 06880, USA.

The Company is a foreign private issuer under SEC rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is NASDAQ, the Company voluntarily delisted from the CSE on April 23, 2021.

Portage is a clinical-stage immuno-oncology company advancing therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. Portage’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of six diverse platforms, with lead programs including invariant natural killer T cell (iNKT agonists) and a suite of treatments targeting the adenosine pathway. Additional programs leverage delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these six platforms, Portage has 14 products currently in development with multiple clinical readouts expected through the end of 2023.

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 8,050,701 ordinary shares of the Company (the "SalvaRx Acquisition"). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval. In connection with the SalvaRx Acquisition, the Company acquired interests in SalvaRx’s five research and development invested entities and subsidiaries: iOx Therapeutics Ltd. (“iOx”), Nekonal Oncology Limited (“Nekonal”), Intensity Therapeutics, Inc. (“Intensity”), Saugatuck Therapeutics Ltd. (“Saugatuck”) and Rift Biotherapeutics Inc. (“Rift”).  The Company also acquired an option in Nekonal SARL, a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology, to participate in the funding of its autoimmune programs. During fiscal 2021, the Company abandoned its interests in Nekonal.

On June 5, 2020, the Company effected a 100:1 reverse stock split. All share and per share information included in the condensed consolidated interim financial statements have been retroactively adjusted to reflect the impact of the reverse stock split. The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

Portage filed a shelf registration statement and prospectus with the Securities and Exchange Commission (“SEC”) under which it may sell shares, debt securities, warrants and units that Portage may sell in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement” or “Prospectus”). The Registration Statement currently includes:

•	a base prospectus, which covers the offering, issuance and sales by us of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a sales agreement supplemental prospectus covering the offer, issuance and sale by us in an “at the market” offering of up to a maximum aggregate offering price of up to $50,000,000 of our ordinary shares that may be issued and sold from time to time under sales agreement, or sales agreement, with Cantor Fitzgerald & Co., or Cantor Fitzgerald, the sales agent;
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwriting with Cantor Fitzgerald; and
•	a prospectus supplement dated August 19, 2022, for the offer, issuance and sale by us of up to $30,000,000 in ordinary shares from time to time to Lincoln Park Capital Fund, LLC and their resale of those shares and an additional resale of 94,508 shares.

F-6

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 1. NATURE OF OPERATIONS (Cont’d)

The sales agreement with Cantor Fitzgerald permits the Company to sell in an at the market offering up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by us under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an “at the market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933 (the Securities Act). Upon termination of the sales agreement, any portion of the $50,000,000 included in the sales agreement prospectus that is not sold pursuant to the sales agreement will be available for sale in other offerings pursuant to the base prospectus. See Note 2, “Liquidity” and Note 13, “Capital Stock” for a further discussion.

NOTE 2. LIQUIDITY

As of June 30, 2022, the Company had cash and cash equivalents of approximately $21.2 million and total current liabilities of approximately $2.0 million (inclusive of approximately $0.03 million warrant liability settleable on a non-cash basis). For the three months ended June 30, 2022, the Company is reporting a net loss of approximately $1.6 million and cash used in operating activities of approximately $2.2 million. As of July 31, 2022, the Company had approximately $18.8 million of cash on hand. The Company believes that its current cash resources are sufficient to fund operations for at least thirteen months from August 29, 2022, the date of this report.

The Company maintains its “at the market” facility with Cantor Fitzgerald. On July 6, 2022, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln”), under which it may require Lincoln to purchase ordinary shares of the Company having an aggregate value of up to $30 million (the “Purchase Shares”) over a period of 36 months. Pursuant to the Purchase Agreement, Lincoln will be obligated to purchase the Purchase Shares in three different scenarios that are based on various market criteria and share amounts. The Company has the right to terminate the Purchase Agreement for any reason, effective upon one (1) business day prior written notice to Lincoln. Lincoln has no right to terminate the Purchase Agreement. The requirement that Lincoln must make a purchase will be suspended based on various criteria such as there not being an effective registration statement for Lincoln to be able to resell the ordinary shares it is committed to purchase and market criteria such as the Company continuing to be DTC eligible, among other things. The Purchase Agreement does not impose any financial or business covenants on the Company, and there are no limitations on the use of proceeds. The Company may raise capital from other sources in its sole discretion; provided, however, that Portage shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three (3) year anniversary of the date of the Purchase Agreement, excluding, however, an at-the-market transaction with a registered broker-dealer.

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses. Management believes the funds generated, along with existing cash and cash equivalents, will be sufficient to fund the Company’s research and development activities, as well as the expansion of its operating infrastructure and achievement of numerous developmental milestones.

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities and would expect to enter the capital markets if additional funding is required.

F-7

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 2. LIQUIDITY (Cont’d)

COVID-19 Effect

Beginning in early March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact the Company's business operations. The magnitude of the impact of the COVID-19 pandemic on the Company's productivity, results of operations and financial position, and its disruption to the Company's business and clinical programs and timelines, will depend, in part, on the length and severity of these restrictions and on the Company's ability to conduct business in the ordinary course.

NOTE 3. BASIS OF PRESENTATION

Statement of Compliance and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2022.

These condensed consolidated interim financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 18, “Financial Instruments and Risk Management”). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Audit Committee and Board of Directors on August 29, 2022.

Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and,

(a)	SalvaRx Limited (“SalvaRx”), a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands.

(b)	iOx Therapeutics Ltd. (“iOx”), a United Kingdom (“U.K.”) based immune-oncology company, a 60.49% subsidiary, incorporated in the U.K. on February 10, 2015. In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership up from 60.49% to 78.32%. See Note 21(c), “Events After the Balance Sheet Date – Share Exchange Agreement - iOx” for a further discussion.

(c)	Saugatuck Therapeutics, Ltd. (“Saugatuck”), a 70% owned subsidiary incorporated in the British Virgin Islands. Saugatuck and subsidiary refers to Saugatuck and Saugatuck Rx LLC.

(d)	Portage Developmental Services, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement.

(e)	SalvaRx LLC, a 100% owned subsidiary through SalvaRx.

F-8

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 3. BASIS OF PRESENTATION (Cont'd)

Consolidation (Cont’d)

(f)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck.

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. Non-controlling interests represent the 21.68% shareholder ownership interest in iOx and the 30% shareholder ownership interest in Saugatuck, which are consolidated by the Company. See Note 10, “Unsecured Notes Payable – iOx Unsecured Notes Payable” for a discussion of the Company’s settlement of loans with iOx and Note 21(c) “ Events After the Balance Sheet Date – Share Exchange Agreement - iOx” for a discussion of the Company’s purchase of the balance of the non-controlling interest in iOx.

Functional and Presentation Currency

The Company’s functional and presentation currency is the U.S. Dollar.

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments, deferred tax assets, deferred tax liability, research and development costs, fair value used for acquisition and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments and goodwill and the determination of the accounting acquirer and acquiree in the business combination accounting.

F-9

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 4 to the fiscal 2022 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

Recent Accounting Pronouncements

IFRS Pronouncements Issued

Impact of Adoption of Significant New IFRS Standards in 2022

(a)	Annual Improvements to IFRS Standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, “Financial Instruments,” IFRS 1, “First Time Adoption of IFRS,” IFRS 16, “Leases,” and IAS 41, “Biological Assets”.

i) The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

ii) The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii) The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments were effective for annual periods beginning on or after January 1, 2022. The adoption of these amendments did not have a material effect on the Company’s annual consolidated financial statements or the condensed consolidated interim financial statements for the three months ended June 30, 2022.

F-10

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(b)	IAS 37: Onerous Contracts - Cost of Fulfilling a Contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment is effective for annual periods beginning January 1, 2022. The Company’s adoption of IAS 37 did not have a material effect on its consolidated financial statements.

(c)	IAS 16: Proceeds Before Intended Use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of Property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment is effective for annual periods beginning January 1, 2022. The Company’s adoption of IAS 16 did not have a material effect on its consolidated financial statements.

 New Accounting Standards, Interpretations and Amendments

Standards issued but not yet effective up to the date of issuance of the Company's condensed consolidated interim financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

(a)	IAS 1: Presentation of Financial Statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(b)	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

The amendment addresses the conflict between IFRS 10, “Consolidated Financial Statements,” and IAS 28, “Investments in Associates and Joint Ventures,” in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, “Business Combinations,” between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors' interests in the associate or joint venture. On September 11, 2014, the IASB issued narrow-scope amendments to IFRS 10 and IAS 28. The amendments were to be effective for annual periods commencing on or after January 1, 2016. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely.

F-11

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

(In thousands)	As of June 30, 2022	As of March 31, 2022

Prepaid insurance	$775	$1,084
Prepaid clinical research organization	607	–
Research & development tax credits	169	169
Tax deposits	142	142
Other prepaid expenses	155	45
Other receivables	84	40
Total prepaid expenses and other receivables	$1,932	$1,480

NOTE 6. INVESTMENT IN ASSOCIATE

Details of the Company’s associate as of June 30, 2022 and March 31, 2022 are as follows:

Name	Principal Activity	Place of Incorporation and Principal Place of Business	Voting Rights Held as of June 30, 2022	Voting Rights Held as of March 31, 2022
Associate: Stimunity S.A.	Biotechnology	Paris, France	44.0%	44.0%

The following table is a roll-forward of the Company’s investment in Stimunity S.A. as of and for the three months ended June 30, 2022 and 2021:

	As of and for the Three Months Ended June 30,
(In thousands)	2022	2021

Balance, beginning of period	$1,673	$1,735
Share of (loss)	(60)	(44)
Balance, end of period	$1,613	$1,691

On June 1, 2020, the Company made an additional investment of €0.9 million ($1.0 million) by executing its subscription for 2,479 Class A shares upon the achievement of certain Milestones, as provided in the Shareholders’ Agreement, increasing its equity share in Stimunity to 44%. See Note 16, “Commitments and Contingent Liabilities” and Note 21(d), “Events After the Balance Sheet Date – Stimunity Convertible Note” for a further discussion.

The Company accounts for its investment in Stimunity under the equity method and accordingly, records its share of Stimunity’s earnings or loss based on its ownership percentage. The Company recorded equity in loss in Stimunity of $60,000 and $44,000 for the three months ended June 30, 2022 and 2021, respectively

Under the Shareholders’ Agreement, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options under a merger plan or for an acquisition, or (ii) the right to vote against any (a) issuances of additional securities that would call for the Company to waive its preferential subscription right, or (b) any dilutive issuance.

F-12

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 7. INVESTMENTS IN PRIVATE COMPANIES

The following is a discussion of our investments in private companies as of June 30, 2022 and March 31, 2022.

Intensity

In connection with the SalvaRx Acquisition in fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a clinical stage biotechnology company, of 1.0 million shares, which represented a 7.5% equity interest in Intensity. The investment was recorded at fair value (which approximates cost) at the acquisition date. The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through other comprehensive income. The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited ("Fast Forward") to purchase Intensity Holdings Limited ("IHL"), a wholly-owned subsidiary of Fast Forward. The Company paid $1.3 million for IHL through the issuance of 129,806 ordinary shares. The sole asset of IHL consists of 288,458 shares of the private company, Intensity. This transaction increased the Company's ownership to 1,288,458 shares of Intensity.

During the year ended March 31, 2020, the Company recorded an unrealized gain of $1.6 million with respect to its investment in Intensity based upon Intensity’s then most recent valuation. There was no unrealized gain or loss recognized during the three months ended June 30, 2022 and 2021.

As of each of June 30, 2022 and March 31, 2022, the Company owned approximately 7.35% of the outstanding shares of Intensity, on a fully diluted basis.

On October 28, 2021, Intensity Therapeutics, Inc. filed a Form S-1 Registration Statement with the SEC to register shares for a public offering. The offering was approved by the SEC, but subsequently withdrawn prior to closing. Intensity is still evaluating market conditions to determine the timing of an offering. As of June 30, 2022 and March 31, 2022, the Company has valued its investment in Intensity based on Intensity’s Series C Preferred Stock Offering completed in 2020. If the offering is successful, the Company will value its investment in Intensity based upon fair value (market price) and will record periodic changes in carrying value through OCI.

F-13

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 8. GOODWILL

(In thousands)	As of June 30, 2022	As of March 31, 2022

Balance, beginning of period	$43,324	$43,324
Balance, end of period	$43,324	$43,324

The Company’s goodwill arose from the acquisition of SalvaRx and its portfolio of several projects and investments.

As of June 30, 2022, the Company determined that it has only one cash-generating unit (“CGU”), the consolidated Portage Biotech Inc.

Impairment Review

On an annual basis, pursuant to IAS 36, “Impairment of Assets,” the Company assesses its long-lived assets with definite lives, which are not yet available for use, for potential indicators of impairment.

If any such indication exists, the Company estimates the recoverable amount of the asset or CGU and compares it to the carrying value.

The Company performed its annual impairment test in each of fiscal 2022 and fiscal 2021 and estimated the recoverable amount of the above-noted CGU based on its value in use, which was determined using a capitalized cash flow methodology and categorized within level 3 of the fair market value hierarchy.

The recoverable amount of the CGU has been determined based on its value in use. The recoverable amount considered assumptions based on probabilities of technical, regulatory and clinical acceptances and financial support. Further, management uses risk-adjusted cash flow projections based on financial budgets. Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount. The discount rate has been determined based on the Company’s best estimate of a risk adjusted discount rate.

F-14

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 8. GOODWILL (Cont’d)

The key assumptions used in the calculation of the recoverable amount include forecasts of the following:

(a)	revenues;
(b)	normalized operating expenses;
(c)	income taxes; and
(d)	capital expenditures.

Discounted cash flows are determined with reference to undiscounted risk adjusted cash flows, and the discount rate approximated 20.5% and 20.0% as of March 31, 2022 and 2021, respectively, based on the individual characteristics of the Company’s CGU, the risk-free rate of return and other economic and operating factors.

As of June 30, 2022, management assessed whether any indications of impairment existed for the Company’s CGU. As of June 30, 2022, the Company’s market capitalization was less than its net assets, which is an external indicator of potential impairment. The Company evaluated this factor in conjunction with its assessment of the overall market environment and the progress made in developing the Company’s assets. The Company determined that a test for impairment was not required and no impairment was recorded for the three months ended June 30, 2022.

NOTE 9. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY

In-process research and development (“IPR&D”) consists of the following projects (in thousands):

Project #	Description	Value as of June 30, 2022	Value as of March 31, 2022
iOx:
PORT 2 (IMM60)	Melanoma & Lung Cancers	$84,213	$84,213
PORT 3 (IMM65)	Ovarian/Prostate Cancers	32,997	32,997
		117,210	117,210
Oncomer/Saugatuck	DNA Aptamers	178	178
		$117,388	$117,388

Deferred tax liability		$28,082	$30,198

Additionally, at the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. As indicated above, the Company did identify an external indicator of potential impairment as of June 30, 2022. Pursuant to IAS 36, the Company completed its review of underlying fundamentals, execution, advancement of assets and value creation activities and concluded that no provision for impairment was required during the three months ended June 30, 2022.

Deferred tax liability (DTL) represents iOx’s estimated tax on the difference between book and tax basis of the IPR&D, which is taxable in the U.K and the effect of usable net operating loss carryforwards.

F-15

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 9. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY (Cont’d)

As of June 30, 2022 and March 31, 2022, iOx had a net deferred tax liability of approximately $25.9 million and approximately $28.4 million, respectively. On January 8, 2019, the Company recognized a $19.8 million deferred tax liability for the difference between the book and income tax basis of IPR&D acquired as part of the acquisition of SalvaRx. As the IPR&D process is in the U.K., the deferred tax had been recorded at 17%, the rate applicable in the U.K. In fiscal 2022, the Company recorded $7.0 million increase in deferred income taxes to reflect a change in the U.K. income tax rate and recognized $0.7 million of current year losses and $0.8 million of prior year losses. The Company also recognized a $1.1 million decrease in deferred tax liability in fiscal 2022 to reflect the effect of the change in exchange rates on the liability settleable in Great British Pounds. For the three months ended June 30, 2022, the Company recognized the reduction in deferred tax liability of $2.2 million to reflect the effect of the change in exchange rates on the liability in the period and recognized $0.4 million of current period losses.

NOTE 10. UNSECURED NOTES PAYABLE

Following is a roll-forward of notes payable:

	CURRENT	NON-CURRENT
(In thousands)	iOx	SalvaRx	Total

Balance, April 1, 2021	$150	$–	$150
Exchange of notes payable and accrued interest for iOx shares	(150)	–	(150)
Balance, March 31, 2022	$–	$–	$–
Balance, June 30, 2022	$–	$–	$–

SalvaRx Unsecured Notes Payable and Warrants

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $3.96 million of principal in unsecured notes due on March 2, 2021 (or earlier upon a qualifying event), that bear interest at 7% per annum (the "SalvaRx Notes"). The fair value of the SalvaRx Notes was determined to be $3.4 million at January 2019. As the SalvaRx Acquisition was a qualifying event, the SalvaRx Notes became due upon the acquisition. In December 2019, the maturity date of the SalvaRx Notes was extended to June 2021.

The holders of the SalvaRx Notes received $7,500 of warrants in respect of each $10 thousand of principal issued. The warrants vest in the event of a qualifying transaction and are exercisable at a 30% discount to the implied valuation of SalvaRx. On the Acquisition Date, the fair value of the warrants, which are included in non-controlling interest, was determined to be $2.5 million using the Black-Scholes model.

During September 2020, the Company settled the SalvaRx Notes obligations originally due in June 2021 in an aggregate principal amount of approximately $3.7 million, plus accrued interest of $0.75 million in exchange for cash payments totaling $1.77 million and 397,604 of the associated SalvaRx warrants with an exercise price of $6.64 per share. The noteholders who accepted the offer exchanged their SalvaRx warrants for an equal number of Portage shares at the same price per share. The Company accounted for the contractual value of the exercised and outstanding warrants of $2.64 million (397,604 shares at $6.64 per share) as accrued equity issuable at September 30, 2020. The Company also recorded a loss of $1.26 million during the year ended March 31, 2021, to recognize the discount between the fair value of the underlying shares on October 13, 2020, the settlement date, ($9.80 per share) and the warrant exercise (contract) price of $6.64 per share.

F-16

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 10. UNSECURED NOTES PAYABLE (Cont’d)

iOx Unsecured Notes Payable

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $2.0 million of 7% convertible notes issued by iOx, a wholly-owned subsidiary of SalvaRx (the “Convertible Notes”), of which the Company holds $1.9 million. As a result of the SalvaRx Acquisition, iOx became a subsidiary of the Company during the year ended March 31, 2019. In accordance with IFRS 3, the fair value, including interest receivable, of the Convertible Notes were effectively settled against the note receivable upon the business combination.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with Oxford Sciences Innovation, Plc (“OSI”), the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership up from 60.49% to 78.32%. See Note 21(c), “Events After the Balance Sheet Date – Share Exchange Agreement - iOx” for a further discussion.

NOTE 11. INCOME TAXES

The Company is a British Virgin Island business company. The Government of the British Virgin Islands does not, under existing legislation, impose any income or corporate tax on corporations.

PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable.

iOx is subject to U.K. taxes.

The benefit from income taxes consists of the following:

	For the Three Months Ended June 30,
(In thousands)	2022	2021

Current:
Federal	$–	$–
State and local	–	–
Foreign	–	200
Current	–	200

Deferred:
Federal	–	–
State and local	–	–
Foreign	2,552	(121)
Deferred	2,552	(121)
Benefit from income taxes	$2,552	$79

F-17

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 11. INCOME TAXES (Cont’d)

The following is a reconciliation of the U.S. taxes to the effective income tax rates for the three months ended June 30, 2022 and 2021 ($ in thousands):

	Three Months Ended June 30,
	2022	2021
Income (loss) on ordinary activities before tax	$34	$(2)
Statutory U.S. income tax rate	21.0%	21.0%
Income tax at statutory income tax rate	7	–
Losses recognized	(7)	–
Income tax benefit (expense)	$–	$–

The Company has $1.3 million of Federal net operating losses, which carryforward indefinitely but are limited to 80% of taxable income when utilized. As of each of June 30, 2022 and March 31, 2022, the Company had U.S. deferred tax assets of $0.3 million.

The following is a reconciliation of the U.K. taxes to the effective income tax rates for the three months ended June 30, 2022 and 2021 ($ in thousands):

	Three Months Ended June 30,
	2022	2021
Loss on ordinary activities before tax	$1,743	$432
Statutory U.K. income tax rate	19.0%	19.0%
Loss at statutory income tax rate	331	82

Change (increase) in deferred income tax rate	105	–
Foreign currency effect	2,116	(121)
Research and development credit	–	200
Losses (unrecognized)	–	(82)
Income tax benefit	$2,552	$79

Research and development credit receivables of $0.2 million and $0.2 million were included in prepaid expenses and other receivables on the condensed consolidated interim statements of financial position as of June 30, 2022 and March 31, 2022, respectively.

The following is a reconciliation of financial statement income (loss) to tax basis income (loss) (in thousands):

	Three Months Ended June 30, 2022				Three Months Ended June 30, 2021
	United States	BVI	United Kingdom	Total	United States	BVI	Foreign	Total

Pre-tax income (loss)	$34	$(2,468)	$(1,743)	$(4,177)	$(2)	$(2,868)	$(432)	$(3,302)
Losses not subject to tax	–	2,468	–	2,468	–	2,868	–	2,868
Utilization of losses not previously benefitted	(34)	–	–	(34)	–	–	–	–
Taxable loss	$–	$–	$(1,743)	$(1,743)	$(2)	$–	$(432)	$(434)

F-18

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 11. INCOME TAXES (Cont’d)

As of June 30, 2022 and March 31, 2022, the Company's deferred tax assets and liabilities in the U.K. consisted of the effects of temporary differences attributable to the following (in thousands):

	As of June 30,	As of March 31,
	2022	2022
Deferred tax assets:
Net operating loss	$(3,689)	$(3,253)
Deferred tax asset (unrecognized)	1,500	1,500
Deferred tax asset	(2,189)	(1,753)

Deferred tax liabilities:
In-process research and development	28,082	30,198
Deferred tax liability	28,082	30,198

Net deferred tax liability	$25,893	$28,445

iOx generated research and development cash credits of approximately $0.2 million that have been recorded for the three months ended June 30, 2021. There were no research and development cash credits recorded for the three months ended June 30, 2022.

As of June 30, 2022 and March 31, 2022, iOx had a net deferred tax liability of approximately $25.9 million and approximately $28.4 million, respectively. On January 8, 2019, the Company recognized a $19.8 million deferred tax liability for the difference between the book and income tax basis of IPR&D acquired as part of the acquisition of SalvaRx. As the IPR&D process is in the U.K., the deferred tax had been recorded at 17%, the rate applicable in the U.K. During the year ended March 31, 2020, the Company recorded a tax expense of $2.2 million, including $2.3 million to increase the deferred tax liability due to the increase in the U.K. tax rate to 19% in March 2020, $0.4 million of a return to provision adjustment and a decrease due to a refundable research and development credit of $0.5 million. In fiscal 2022, the Company recorded $7.0 million increase in deferred income taxes to reflect a change in the U.K. income tax rate and recognized $0.7 million of current year losses and $0.8 million of prior year losses. The Company also recognized a $1.1 million decrease in deferred tax liability in fiscal 2022 to reflect the effect of the change in exchange rates on the liability settleable in Great British Pounds. For the three months ended June 30, 2022, the Company recognized the reduction in deferred tax liability of $2.2 million to reflect the effect of the change in exchange rates on the liability in the period and recognized $0.4 million of current period losses.

There is no expiration date for accumulated tax losses in the U.K. entities.

F-19

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 12. WARRANT LIABILITY

Below is the roll-forward of warrants issued by entity (see Note 10, “Unsecured Notes Payable”):

	PBI
	Exercise Price	Warrants	Amount
			In 000’$
Warrants outstanding, April 1, 2022	$6.64	33,888	$33
Exercise of warrants as of June 30, 2022	$6.64	–	–
Fair value adjustment as of June 30, 2022 (1) (2)	–	–	(1)
Warrants outstanding, June 30, 2022	$6.64	33,888	$32

(1)	Portage warrant liability valued at contract price, adjusted for fair value using the Black-Scholes model.

The Black-Scholes assumptions used in the fair value calculation of the warrants as of June 30, 2022 were:

Risk free rate: 1.72%

Expected Dividend: $0

Expected Life: 0.28 years

Volatility: 65.49%

(2)	The Company recognized a gain of $0.1 million and $0.4 million in the three months ended June 30, 2022 and 2021, respectively, to reflect the change in fair value of the underlying warrants. The warrants expire in October 2022.

NOTE 13. CAPITAL STOCK

(a)	Authorized ordinary shares: Unlimited number of common shares without par value.
(b)	Following is a roll-forward of ordinary shares for the three months ended June 30, 2022 and 2021:

	Three Months Ended June 30,
	2022		2021
	Ordinary Shares	Amount	Ordinary Shares (c)	Amount
	In 000’	In 000’$	In 000’	In 000’$
Balance, beginning of period	13,349	$158,324	12,084	$130,649
Shares issued in public offering and ATM	–	–	1,241	27,216
Shares issued or accrued for services	4	30	1	30
Balance, end of period	13,353	$158,354	13,326	$157,895

On June 16, 2020, the Company completed a private placement of 698,145 restricted ordinary shares at a price of $10.00 per share for gross proceeds of $6.98 million to accredited investors. Directors of the Company subscribed for 215,000 shares, or approximately 30.8% of the private placement, for proceeds of $2.15 million. The Company incurred costs of approximately $0.25 million in connection with the offering, which was treated as contra-equity on the Company’s balance sheet.

F-20

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 13. CAPITAL STOCK (Cont’d)

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses.

See Note 21, “Events After the Balance Sheet Date” for a discussion of additional ordinary shares issued.

NOTE 14. STOCK OPTION RESERVE

(a)	The following table provides the activity for the Company’s stock option reserve for the three months ended June 30, 2022 and 2021:

	Three Months Ended June 30,
	2022		2021
(In thousands)	Non-Controlling Interest	Stock Option Reserve	Non-Controlling Interest	Stock Option Reserve

Balance, beginning of period	$11,659	$16,928	$11,468	$7,977
Share-based compensation expense	–	1,176	98	2,082
Balance, end of period	$11,659	$18,104	$11,566	$10,059

Stock Options

On June 25, 2020, at the annual meeting of shareholders, the Company’s new incentive stock option plan (the “2020 Stock Option Plan”) was approved, which authorized the directors to fix the option exercise price and to issue stock options under the plan as they see fit. The Company's 2020 Stock Option Plan is a 10% rolling stock option plan under which the directors are authorized to grant up to a maximum of 10% of the issued and outstanding ordinary shares on the date of grant.

Effective January 13, 2021, the Company amended and restated its 2020 Stock Option Plan to permit the grant of additional types of equity compensation securities, including restricted stock units and dividend equivalent rights (the "2021 Equity Incentive Plan"). The aggregate number of equity securities, which may be issued under the 2021 Equity Incentive Plan has not been changed.  Pursuant to the 2021 Equity Incentive Plan, on January 13, 2021, the Company granted an aggregate of 868,000 stock options exercisable at a price of US$17.75 per share, representing the closing price of the shares on the day immediately preceding the grant date, which expire on January 13, 2031 to various directors, officers and consultants of the Company. 350,000 options granted to members of the Board of Directors’ vest 1/3 on grant date, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary of the grant. 518,000 options granted to consultants (one of whom is also a director) vest 1/3 on each of the first three anniversaries of the date of grant.

F-21

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 14. STOCK OPTION RESERVE (Cont’d)

Additionally, the Company granted 243,000 restricted stock units on January 13, 2021, with a fair value of $17.75 per share, which was the closing price on the day immediately preceding the grant date. The restricted stock units vested on the date of grant, but underlying shares cannot be sold until one of four conditions are met.  In accordance with IFRS 2, “Share-based Payment,” the Company recognized compensation expense of $4.3 million in the year ended March 31, 2021, in connection with the RSU grants.

Amended and Restated 2021 Equity Incentive Plan and Grants of Stock Options and Restricted Stock Units

On January 19, 2022, the Board of Directors unanimously approved the Amended and Restated 2021 Equity Incentive Plan (the “Amended and Restated 2021 Equity Incentive Plan”). The Amended and Restated 2021 Equity Incentive Plan provides for:

(1)	An increase of aggregate number of shares available for awards to 2,001,812, which is equal to 15% of the issued and outstanding common shares in the capital of the Company as of January 19, 2022 subject to discretionary annual increases (on a cumulative basis) as may be approved by the Board in future years by a number of shares not to exceed an additional five percent (5%) of the aggregate number of shares then outstanding;

(2)	The authorization of incentive stock options (should shareholder approval be sought and obtained) under the Amended and Restated 2021 Equity Incentive Plan; and

(3)	The provision of dividend equivalent rights to be issued when authorized.

Pursuant to the Amended and Restated 2021 Equity Incentive Plan, on January 19, 2022, the Company granted an aggregate of 302,000 stock options exercisable at a price of US$10.22 per share, representing the average price of the shares on the day of grant (January 19, 2022), which expire on January 19, 2032 to various directors, officers and consultants of the Company. A total of 13,800 of the 302,000 stock options were granted to two members of the Board of Directors’ and vest on the first anniversary of the date of the grant. The balance of 288,200 stock options were granted to employees (one of whom is also a director), and a consultant, which vest ratably on each of the first four annual anniversaries of the date of the grant.

Additionally, the Company granted 135,740 restricted stock units to employees (one of whom is also a director) on January 19, 2022, with a fair value of US$10.22 per share, representing the average price of the shares on the day of grant (January 19, 2022). The restricted stock units were fully vested and nonforfeitable as of the date of the grant and will expire on January 19, 2032.

F-22

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 14. STOCK OPTION RESERVE (Cont’d)

On February 15, 2022, James Mellon, Linda Kozick and Mark Simon were appointed to the Board of Directors. Mr. Mellon owned approximately 23.9% of the Company’s outstanding shares at that date. Additionally, Mr. Mellon had previously served as a member of the Board of Directors from 2016 to August 14, 2020. On February 15, 2022, in connection with the appointments, each of these directors were granted 13,800 non-incentive stock options, which vest ratably monthly over a three-year period. The options have an exercise price of $8.59 per share, the average price of the stock on February 15, 2022, the day immediately preceding the grant date, and will expire, if unexercised, on February 15, 2032.

On June 8, 2022, the Company granted 50,000 options to purchase shares to an executive of the Company. The options have an exercise price of $11.00, the average price of the stock on that date, vest ratably on each of the first four anniversaries of the date of grant and will expire, if unexercised, on June 8, 2032.

Following are the weighted average assumptions used in connection with the June 8, 2022 option grant, with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	3.05%
Expected dividend	Nil
Expected volatility	111%
Expected life	6.25 years
Fair value of Portage option	US$9.36

(b)	The movements in the number of options issued for the three months ended June 30, 2022 and 2021 were:

	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
	Three Months Ended June 30,		Three Months Ended June 30,
	2022	2021	2022	2021
Balance, beginning of period	1,151,400	868,000	1,275	1,924
Granted	50,000	–	–	–
Expired or forfeited	–	–	1,275	–
Balance, end of period	1,201,400	868,000	–	1,924
Exercisable, end of period	410,600	116,666	–	1,764

(c)	The following are the weighted average exercise price and the remaining contractual life for outstanding options by plan as of June 30, 2022 and 2021:

	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
	Three Months Ended June 30,		Three Months Ended June 30,
	2022	2021	2022	2021
Weighted average exercise price	$15.26	17.75	$–	$165.20
Weighted average remaining contractual life (in years)	8.90	9.54	–	0.70

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price on the date of the grants for all options outstanding as of June 30, 2022 and March 31, 2022.

F-23

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 14. STOCK OPTION RESERVE (Cont’d)

The Company recorded approximately $1.2 million and $2.1 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the three months ended June 30, 2022 and 2021, respectively. The Company expects to record additional share-based compensation expense of approximately $5.2 million through June 2026 with respect to the Amended and Restated 2021 Equity Incentive Plan. Additionally, the intrinsic value of the stock options granted under the Amended and Restated 2021 Equity Incentive Plan was nil at June 30, 2022 and was approximately $2.8 million at June 30, 2021, of which $0.4 million was associated with vested exercisable options.

The Company recorded approximately $0.1 million of share-based compensation expense related to the iOx stock option plan in the three months ended June 30, 2021. As of June 30, 2022, the Company’s iOx stock option plan was fully vested. Additionally, the intrinsic value of the iOx stock options was approximately $0.1 million at June 30, 2021, substantially all of which was associated with vested exercisable options.

NOTE 15. (LOSS) PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the loss and share data used in the basic and diluted EPS calculations (dollars in thousands, except per share amounts):

	Three Months Ended June 30,
	2022	2021
Numerator (in 000’$)
Net loss attributable to owners of the Company	$(1,729)	$(3,066)
Denominator (in 000’)
Weighted average number of shares – Basic and Diluted	13,351	12,213
Basic and diluted (loss) per share (Actual)	$(0.13)	$(0.25)

The inclusion of the Company's stock options, restricted stock units and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the three months ended June 30, 2022 and 2021. The following table reflects the outstanding securities by year that would have an anti-dilutive effect on loss per share, and accordingly, were excluded from the calculation.

	As of June 30,
	2022	2021
Stock options	1,201,400	868,000
Restricted stock units	378,740	243,000
Warrants	33,888	49,701

Inclusion of outstanding options or other common stock equivalents in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

F-24

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 16. COMMITMENTS AND CONTINGENT LIABILITIES

Effective March 15, 2022, iOx entered into a Master Services Agreement (“MSA”) with Parexel International (IRE) Limited (“Parexel”) under which Parexel agrees to provide services as Contract Research Organization (“CRO”) provided in a work order (“Work Order”) effective June 1, 2022 under which Parexel will operate a Phase 2 study of IMM60 and pembrolizumab in advanced melanoma and NSCLC. The MSA provides for a five-year term, and the Work Order provides for a term to be ended upon the completion the services required. The budget provides for service fees and pass-through expenses and clinical sites totaling $11.5 million.

NOTE 17. RELATED PARTY TRANSACTIONS

Investments

The Company has entered into related party transactions and certain services agreements with its investees.  Key management of the Company has also entered into related party transactions with investees. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. The CEO of Portage is one of three members of the Board of Directors of Stimunity (see Note 6, “Investment in Associate” and Note 21(d) “Events After the Balance Sheet Date – Stimunity Convertible Note”).

(b)	iOx. Two of the three directorships on the Board of Directors of iOx is controlled by Portage. Additionally, Portage has an observer on the Board of iOx. The CEO of Portage is also the CEO of iOx, and the management team of the Company comprise the management team of iOx. See Note 21(c), “Events After the Balance Sheet Date – Share Exchange Agreement – iOx” for a discussion of the Company’s purchase of the non-controlling interest in iOx.

(c)	Saugatuck. One of the three directorships on the Board of Directors of Saugatuck is controlled by Portage. Additionally, the CEO of the Company is also the CEO of Saugatuck and the management team of the Company comprise the management team of Saugatuck.

(d)	Intensity. The CEO of Portage is an officer of Intensity and both he and the VP of Projects and Operations of the Company provide services to Intensity. The Company commenced invoicing Intensity for such services in February 2022 (see Note 7, “Investments in Private Companies”). Additionally, Intensity provides services (primarily rent) to Portage, which is billed monthly. Portage paid Intensity $18,003 and $20,285 for the three months ended June 30, 2022 and 2021, respectively.

F-25

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 17. RELATED PARTY TRANSACTIONS (Cont’d)

(e)	Portage Development Services. Portage Development Services is a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with Oxford Sciences Innovation, Plc (“OSI”), the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership up from 60.49% to 78.32%. See Note 21(c), "Events After the Balance Sheet Date - Share Exchange Agreement - iOx" for a further discussion.

Employment Agreements

PDS entered into a Services Agreement with its CEO effective December 15, 2021. The Services Agreement provides that the CEO will receive a base salary of $618,000, plus cost-of-living increases. The Services Agreement provides for annual increases based upon the review of the base salary by the board of directors prior to the anniversary of the Services Agreement provided that the annual increase cannot be less than the cost-of-living increase. The Services Agreement also provides that the CEO is eligible to receive an annual performance-based bonus targeted at 59% of the applicable year’s base salary, which bonus is earned based on the achievement of performance targets, as determined annually by the Board of Directors and communicated to the CEO in the first quarter of the year. Any annual bonus, to the extent earned, is to be paid no later than March 15 of the following year. The Services Agreement is for an initial term of three years, after which it will automatically renew annually unless terminated in accordance with the Services Agreement.

Under the Services Agreement, the CEO may terminate his employment at any time for Good Reason, as defined in the Services Agreement. We may terminate the CEO’s employment immediately upon his death, upon a period of disability or without “Just Cause”, as defined. In the event that the CEO’s employment is terminated due to his death or Disability, for “Good Reason” or without “Just Cause,” he will be entitled to Accrued Benefits (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, he may be entitled to Severance Benefits, which include his then current base salary and the average of his annual bonus for the prior two completed performance years, paid over 12 monthly installments. Additionally, the CEO will be entitled to life insurance benefits and medical and dental benefits for a period of 12 months at the same rate the CEO and the Company shared such costs during his period of employment.

Additionally, all stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

F-26

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 17. RELATED PARTY TRANSACTIONS (Cont’d)

If the CEO’s employment by the Company is terminated by the Company or any successor entity without “Just Cause” (not including termination by virtue of the CEO’s death or Disability) or by the CEO for Good Reason within twelve (12) months following the effective date of a “Change in Control” (as defined), then in addition to paying or providing Executive with the Accrued Obligations, the Company will provide the following “Change in Control Severance Benefits”:

(1)	The Company will pay the Base Salary continuation benefit for eighteen (18) months;

(2)	The Company will pay the life insurance benefit for eighteen (18) months;

(3)	The Company will pay an additional amount equivalent to the CEO’s target annual bonus calculated using the Bonus Percentage for the performance year in which Executive’s termination occurs. This bonus will be paid in twelve equal installments commencing on the first payroll date that is more than sixty (60) days following the date of termination of Executive’s employment, with the remaining installments occurring on the first day of the month for the eleven (11) months thereafter;

(4)	The Company will provide the CEO with continued medical and dental benefits, as described above, for eighteen (18) months; and

(5)	All stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

PDS entered into Services Agreements with each of our five other senior officers (individually, “Executive” and collectively, “Executives”), three of which are dated as of December 1, 2021 and one of which is dated December 15, 2021 and one of which is dated June 1, 2022. Each of the Services Agreements provides for an initial term of two years and are automatically renewed for one-year periods (except two, which provide for an initial term of one year and is automatically renewed for one-year periods). The Services Agreements initially provide for annual base salaries ranging from $175,000 to $348,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%. They also provide for long-term incentives in the form of equity awards from time to time under the Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan.

The Services Agreements can be terminated by the Company without “Just Cause”, by death or Disability, or by the Executive (except one) for “Good Reason”. In such instances, the Services Agreements provide for the payment of Accrued Obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, Executives (except two) are entitled to 50% of base salary plus 50% of average annual bonus earned over the prior two performance years, as well as prevailing life insurance benefits for a period of six months and medical and dental benefits for a period of six months at the prevailing rate the Company and the Executive were sharing such expenses.

Additionally, all stock options (and any other unvested equity incentive award) held by the Executives relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

F-27

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 17. RELATED PARTY TRANSACTIONS (Cont’d)

If Executive’s employment by the Company is terminated by the Company or any successor entity without “Just Cause” (not including termination by virtue of Executive’s death or Disability) or by the Executive (except one) for Good Reason within twelve (12) months following the effective date of a “Change in Control” (as defined), then in addition to paying or providing Executive with the Accrued Obligations, the Company will provide the following “Change in Control Severance Benefits” (except in two cases in which Executive is entitled to Item (5) and 50% of Items (1) and (3) below):

(1)	The Company will pay the Base Salary continuation benefit for twelve (12) months;

(2)	The Company will pay the life insurance benefit for twelve (12) months;

(3)	The Company will pay an additional amount equivalent to Executive’s target annual bonus calculated using the Bonus Percentage for the performance year in which Executive’s termination occurs. This bonus will be payable in twelve equal installments commencing on the first payroll date that is more than sixty (60) days following the date of termination of Executive’s employment, with the remaining installments occurring on the first day of the month for the eleven (11) months thereafter;

(4)	The Company will provide the Executive with continued medical and dental benefits, as described above, for twelve (12) months; and

(5)	All stock options (and any other unvested equity incentive award) held by the Executive relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

The Services Agreements also include customary confidentiality, as well as provisions relating to assignment of inventions. The Services Agreements also includes non-competition and non-solicitation of employees and customers provision that run during the Executive’s employment with the Company and for a period of one year after termination of employment.

Bonuses & Board Compensation Arrangements

In December 2021, the Compensation Committee approved performance bonuses payable to senior management totaling $0.7 million. The bonuses were paid in December 2021.

In addition, the Compensation Committee of the Board established board of director compensation. Effective January 1, 2022, each non-executive board member will be entitled to receive cash board fees of $40,000 per annum, payable quarterly in arrears. Additionally, each non-executive board member will be entitled to an annual grant of 6,900 options to purchase common shares, which would vest the first annual anniversary of the date of grant. The Company incurred board fees totaling $75,000 during the three months ended June 30, 2022. There were no board fees incurred during the three months ended June 30, 2021.

Non-executive Board chairpersons will be entitled to an annual cash fee of $30,000, payable quarterly in arrears. Additionally, the chairperson of each of the Audit Committee, Compensation Committee and Nomination Committee will be entitled to annual fees of $15,000, $12,000 and $8,000, respectively, payable quarterly in arrears. Members of those committees will be entitled to annual fees of $7,500, $6,000 and $4,000, respectively, payable quarterly in arrears.

F-28

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the Company’s condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company’s financial instruments as of June 30, 2022 and March 31, 2022:

	As of June 30, 2022		As of March 31, 2022
(In thousands)	Amortized Cost	Fair Value through Other Comprehensive Income (FVTOCI)	Amortized Cost	FVTOCI

Financial assets
Cash and cash equivalents	$21,176	$–	$23,352	$–
Prepaid expenses and other receivables	$1,932	$–	$1,480	$–
Investments	$–	$9,022	$–	$9,082

	Amortized Cost	Fair Value through Profit or Loss (FVTPL)	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$1,938	$–	$750	$–
Unsecured notes payable	$–	$–	$–	$–
Warrant liability	$–	$32	$–	$33

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

Fair value of Financial Instruments

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

F-29

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

•	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Intensity: Fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors (Level 3).

Accrued Equity Issuable: The fair value is estimated based on the average of the quoted market prices for the period in which the shares were earned (Level 1).

Unsecured Notes Payable: The fair value is estimated using a Black-Scholes model (Level 3) (see Note 10, “Unsecured Notes Payable”).

Warrant Liability: The fair value is estimated using a Black-Scholes model (Level 3) (see Note 12, “Warrant Liability”).

There have been no transfers between levels of the fair value hierarchy for the three months ended June 30, 2022 and the year ended March 31, 2022.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s condensed consolidated interim statements of financial position.

Cash and cash equivalents. Cash and cash equivalents comprise cash on hand and on-demand deposits that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of June 30, 2022 and March 31, 2022, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

F-30

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash and cash equivalents to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 2, “Liquidity” and Note 13, “Capital Stock” for a discussion of the Company’s share offering and Note 21(b) “Events After Balance Sheet Date – Purchase Agreement” for a discussion of a $30 million stock purchase commitment.

NOTE 19. CAPITAL DISCLOSURES

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued expenses of approximately $1.9 million as of June 30, 2022 (approximately $0.8 million as of March 31, 2022) and current assets of approximately $23.1 million as of June 30, 2022 (approximately $24.8 million as of March 31, 2022). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of June 30, 2022, shareholders’ equity attributable to the owners of the company was approximately $120.7 million (approximately $121.2 million as of March 31, 2022).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the three months ended June 30, 2022 and 2021.

F-31

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 20. NON-CONTROLLING INTEREST

(In thousands)	iOx	Saugatuck and subsidiary	Total
Non-controlling interest as of April 1, 2022	$44,701	$(472)	$44,229
Net income (loss) attributable to non-controlling interest	175	(71)	104
Non-controlling interest as of June 30, 2022	$44,876	$(543)	$44,333

(In thousands)	iOx	Saugatuck	Total
Non-controlling interest as of April 1, 2021	$46,173	$(20)	$46,153
Share-based compensation expense	98	–	98
Net (loss) attributable to non-controlling interest	(140)	(17)	(157)
Non-controlling interest as of June 30, 2021	$46,131	$(37)	$46,094

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. See Note 10, “Unsecured Notes Payable – iOx Unsecured Notes Payable” and Note 21(c), “Events After the Balance Sheet Date – Share Exchange Agreement – iOx” for further discussions.

Saugatuck and subsidiary includes Saugatuck and its wholly-owned subsidiary, Saugatuck Rx LLC.

NOTE 21. EVENTS AFTER THE BALANCE SHEET DATE

(a)	Tarus Therapeutics, Inc. Merger Agreement

On July 1, 2022, the Company, its wholly-owned subsidiary, Tarus Acquisition Inc., and Tarus Therapeutics, Inc., a Delaware Corporation advancing adenosine receptor agonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into a wholly-owned subsidiary of the Company with the surviving entity renamed Tarus Therapeutics, LLC. The Tarus merger entitles the Company to the rights, know-how and/or ownership related to the assets developed by Tarus (the “Adenosine Compounds”), including:

1.	All rights and obligations related to the License Agreement between Tarus and Impetis, dated October 29, 2019, and the Call Option under the License Agreement, which was exercised on November 5, 2020.

2.	All intellectual property and related documents owned or controlled by Tarus, including issued or pending patents, patent applications and trade secrets. Additionally, any draft submissions and/or correspondence with patent authorities.

3.	All documents and supplies related to Adenosine Compounds including inventory, reagents, data, assays, reports, vendor agreements and other information related to the preclinical development.

4.	All clinical supplies, manufacturing know-how, batch records, regulatory documents pertaining to the Adenosine Compounds, certain reservations for manufacturing campaigns and any related agreements.

F-32

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 21. EVENTS AFTER THE BALANCE SHEET DATE (Cont’d)

5.	All regulatory documents and correspondence pertaining to the Adenosine Compounds.

6.	All CRO agreements and protocol related documents for Adenosine Compounds.

7.	All current documents related to market research, forecasting, budgets and competitive intelligence.

8.	Rights to the use of Tarus Therapeutics name for regulatory purposes.

As consideration for Tarus, the Company issued to Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18M divided by the 60-day Volume Weighted Average Price per share. The shares are unregistered and subject to lock-ups for terms ranging from six to twelve months. Additionally, milestone payments of up to $32 million in cash or Portage ordinary shares would be triggered upon achievement of future development and sales milestones. As a result of the transaction:

•	The Company also assumed $2M short-term debt held by Tarus and deferred license milestones obligations ($1M plus interest). The short-term debt was repaid by the Company in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial, Portage will pay an additional one-time milestone payment of $15M. Payment will be in the form of cash or PRTG stock (at the discretion of Portage). The remaining $17 million milestone is based on targeted commercial sales.

(b)	Purchase Agreement

On July 6, 2022 (the “Signing Date”), the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln”), pursuant to which the Company may require Lincoln to purchase ordinary shares having an aggregate value of up to $30 million over a period of 36 months. Pursuant to the Purchase Agreement, Lincoln will be obligated to purchase ordinary shares in three different scenarios.

Upon execution of the Purchase Agreement, The Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee valued at $0.9 million The Company has the right to terminate the Purchase Agreement for any reason, effective upon one (1) business day prior written notice to Lincoln. Lincoln has no right to terminate the Purchase Agreement.

The Purchase Agreement does not impose any financial or business covenants on the Company and there are no limitations on the use of proceeds received by the Company from Lincoln. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three (3) year anniversary of the Signing Date, excluding, however, an at-the-market transaction with a registered broker-dealer.

In connection with the Purchase Agreement, the Company and Lincoln entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated July 6, 2022. Pursuant to the Registration Rights Agreement, the Company agreed, that it will file with the SEC the prospectus supplement to the Company’s shelf registration statement pursuant to Rule 424(b) for the purpose of registering for resale the ordinary shares to be issued to Lincoln under the Purchase Agreement. The prospectus supplement was filed August 18, 2022. All reasonable expenses of the Company incurred through the registration of the ordinary shares under the Purchase Agreement shall be paid by the Company.

F-33

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated August 29, 2022)

NOTE 21. EVENTS AFTER THE BALANCE SHEET DATE (Cont’d)

(c)	Share Exchange Agreement - iOx

On July 18, 2022, the Company entered into a Share Exchange Agreement with each of the minority shareholders of iOx (Sellers) resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the invariant natural killer T cell (iNKT agonist) platform. The Company now owns the worldwide rights to its small molecule iNKT agonists, including lead programs PORT-2 and PORT-3. Under the terms of the Share Exchange Agreement, each Seller shall sell to Company, and Company shall acquire from each Seller, legal and beneficial ownership of the number of iOx Shares held by each Seller, free and clear of any Share Encumbrances, in exchange for the issuance in an aggregate of 1,070,000 Portage Shares to be allocated among the Sellers based upon their relative ownership. Upon the completion of the Share Exchange, Portage owns 100% of the issued and outstanding shares of iOx.

As additional consideration for the sale of the iOx Exchange Shares to the Company, the Sellers shall have the contingent right to receive additional shares (“Earnout Shares”) from the Company having an aggregate value equal to $25M calculated at the Per Share Earnout Price, as defined, upon the achievement of certain milestones defined as the dosing of the first patient in a Phase 3 clinical trial for either PORT-2 (IMM60 iNKT cell activator/agonist) or PORT-3 (PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine). The Company shall have the option, in its sole and absolute discretion, to pay the Sellers up to USD $25M in cash.

(d)	Stimunity Convertible Note

On July 13, 2022, the Company entered into a commitment with Stimunity to provide €600,000 under a Convertible Note with a maturity date of September 1, 2023 (the “Maturity Date”). The Convertible Note provides for interest at 7% per annum. The Convertible Note is automatically converted upon Stimunity commencing a Series A subscription round for €20 million. If such Subscription round is completed prior to the Maturity Date, the Company will be entitled to convert the Convertible Note at the subscription share price less 15%. Additionally, if subscribers create a new category of shares with additional rights of less than €5 million (the “Minimum Raise”), the Company will have the right to convert the Convertible Note and historical shares owned into the new category of shares. In the event that Stimunity does not close a subscription prior to the Maturity Date or raises less than the Minimum Raise, the Company will have the right to convert at €363.00 per share or the raise price less 15%, whichever is lower. The Convertible Note is expected to be funded by the end of September 2022.

It is anticipated that such Convertible Note will be funded by existing cash and cash provided under the Purchase Agreement described above.

F-34